

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2023

Roger James Hamilton
Chief Executive Officer
Genius Group Ltd
8 Amoy Street, #01-01
Singapore 049950

>   **Re: Genius Group Ltd**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed September 25, 2023**
>   **File No. 333-273841**

Dear Roger James Hamilton:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed September 25, 2023

General

1. We note disclosure throughout the prospectus (see, e.g., page S-122) that you intend to spinoff your subsidiary, Entrepreneur Resorts Ltd, by the end of September 2023 and then list securities of Entrepreneur Resorts Ltd on the Upstream platform.

    • Please tell us the date when the spinoff occurred and update your disclosure accordingly.

    • Please tell us how you structured the spinoff to comply with the federal securities laws. Please provide us with a detailed legal and factual analysis. In doing so, please explain to us whether your believe the spinoff constituted a sale under Section 2(a)(3) of the Securities Act such that the spinoff would need to be either registered under

Section 5 of the Securities Act or conducted pursuant to an exemption from such registration. You may wish to refer to Staff Legal Bulletin No. 4 (September 16, 1997) for guidance on the staff's views regarding whether Section 5 applies to a spinoff and related matters.

- Please tell us whether you anticipate Entrepreneur Resorts Ltd needing to register any class of its securities under the Securities Exchange Act of 1934, as amended, and explain to us the basis for your view.

2. We note your response dated September 25, 2023, in which you represented that you expect to have completed the process to delist your securities from the Upstream platform "on or about September 30, 2023." As of the date hereof, the Upstream platform continues to disclose that it lists your common equity. Further, we do not see any current reports on Form 6-K, company press releases or other public announcements confirming the aforementioned delisting. As such, it appears your common equity is still listed on the Upstream platform. Please tell us the status of your plans to delist from the Upstream platform and update your disclosure accordingly. If your plans to delist have changed, please note that the concerns articulated in our comment letter dated September 11, 2023, would remain outstanding and, in such case, we would expect you to address such concerns by responding to the comment letter.

Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services